JG

SEC
Mail Processing
Section
MAR 30 2016
Washington DC
409

16002082

SI

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward McCabe 732-713-5023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 Sugar Land, TX 77478
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Eric Zoller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of ______, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

SIXPOINT PARTNERS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Sixpoint Partners LLC
830 Third Avenue, 8th Floor
New York, NY 10022

Report on the Financial Statements

I have audited the accompanying financial statements of Sixpoint Partners LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
March 28, 2016

Nathan T Tuttle, CPA

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets:	
Cash and cash equivalents	$ 2,471,215
Accounts receivable	3,963,384
Unbilled reimbursable expenses	30,000
Pre-paid rent	290,547
Other current assets	34,456
Total Current Assets	6,789,602
Furniture and equipment, net of accumulated depreciation of $50,395	95,690
Accounts receivable, long-term	1,605,995
Security deposits	132,518
TOTAL ASSETS	$ 8,623,805

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable	$ 3,478
Credit card payable	30,233
Accrued expenses	62,227
Payroll taxes and other payroll liabilities	50,785
Total Current Liabilities	146,723
Members' Capital	8,477,082
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 8,623,805

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Income:	
Placement fees	$ 8,035,498
Reimbursed expenses	207,468
Interest income, trade	104,032
Total income	8,346,998
Expenses (see schedule of expenses)	6,279,143
Income from operations	2,067,855
Interest and dividend income	266
Net income before taxes	2,068,121
Unincorporated business tax	70,890
Net income	$ 1,997,231

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$ 6,338,951
Capital contributions	650,000
Net income	1,997,231
Capital withdrawals and distributions	(509,100)
Balance, December 31, 2015	$ 8,477,082

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 1,997,231
Depreciation	15,357
Decrease in cash due to change in:	
Accounts receivable and other assets	(368,991)
Accounts payable and other liabilities	18,752
Net cash provided by operating activities	1,662,349
Cash flows from investing activities:	
Fixed asset purchases	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Capital contributions	650,000
Capital distributions	(509,100)
Net cash provided by financing activities	140,900
Net increase in cash	1,803,249
Cash and cash equivalents, beginning of year	667,966
Cash and cash equivalents, end of year	$ 2,471,215

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 43,890
Interest	-

See notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of \$5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2015.

Net capital	\$2,324,492
Excess of net capital over requirements	\$2,314,738
Aggregate indebtedness to net capital	0.06-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - INCOME TAXES

The Company has elected to be taxed as a partnership and Federal and state income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return. The Company is required to record unincorporated business tax imposed by New York City.

NOTE 6 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2015 the Company made no matching contributions.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 28, 2016, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through March 28, 2016 that would require adjustment or disclosure in the financial statements.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 9 - COMMITMENTS

The Company's leases for office space expire between 2017 and 2020 and include escalation provisions covering taxes and operating expenses. Future minimum rental payments are as follows:

	2016	355,472
	2017	353,562
	2018	294,681
	2019	21,113
	2020	12,587
Total		$1,037,415

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2015

Expenses:	
Compensation	$ 4,734,535
Rent and utilities	295,066
Reimbursed expenses	250,206
Employee health insurance	146,695
Payroll taxes	135,999
Travel	99,250
Recruiting fees	87,500
Regulatory expenses	81,749
Meals and entertainment	79,471
Dues and subscriptions	44,342
Legal fees	40,723
Outside contractors	39,612
Accounting fees	39,419
Technology and support	35,675
Telephone and internet	33,999
Office supplies and expense	33,572
Donations	24,925
Conferences	19,089
Insurance	16,452
Depreciation	15,357
Printing and reproduction	7,695
Licenses and taxes	7,047
Miscellaneous	3,261
Advertising	3,022
Payroll service fee	2,482
Continuing education	2,000
Total operating expenses	$ 6,279,143

See notes to financial statements.

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2015

Members' capital	$ 8,477,082
Deductions, non-liquid assets	(6,152,590)
Net capital	2,324,492
Minimum net capital required	9,782
Excess of Net Capital Over Minimum Requirements	2,314,710
Aggregate Indebtedness	$ 146,723
Percentage of Aggregate Indebtedness to Net Capital	6.34%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2015):

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 2,350,943
Audit adjustments	
NYC unincorporated business tax accrual	(27,000)
Other miscellaneous accrual adjustments	549
Net Capital Per Above	$ 2,324,492

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2015

Sixpoint Partners LLC has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception, throughout the year ended December 31, 2015.

Sixpoint Partners LLC

Sixpoint Partners LLC

We, Eric Zoller and Laurence Smith, Partners, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Supplementary Reports

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

Eric Zoller
Sixpoint Partners LLC
830 Third Avenue, 8th
Floor
New York, NY 10022

Dear Eric Zoller:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Sixpoint Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sixpoint Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Sixpoint Partners LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Sixpoint Partners LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sixpoint Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 28, 2016

Sixpoint Partners LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Sixpoint Partners LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Sixpoint Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Sixpoint Partners LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Sixpoint Partners LLC's management is responsible for Sixpoint Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA
March 28, 2016
Houston, TX